UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-37825

Talend S.A.

(Exact name of registrant as specified in its charter)

9, rue Pages, 92150 Suresnes, France

+33 (0) 1 46 25 06 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Talend S.A. (the “Company”) will hold its Combined General Shareholders’ Meeting (the “Meeting”) on June 6, 2017 beginning at 2:30 p.m. (Paris time) at the Company’s registered office at 9, rue Pages, 92150 Suresnes, France.

The following documents regarding the Company’s Meeting, which are attached as exhibits hereto, are incorporated by reference herein:

EXHIBIT INDEX

Exhibit	Title
99.1	Notice of Combined General Shareholders’ Meeting of Talend S.A., including Agenda
99.2	Text of the Resolutions for the Combined General Shareholders’ Meeting
99.3	Proxy Card for Holders of American Depositary Shares
99.4	Questions and Answers on Voting Procedures for Holders of American Depositary Shares

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TALEND S.A.

Date: May 3, 2017	/s/ THOMAS TUCHSCHERER
Thomas Tuchscherer
Chief Financial Officer

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